August 19, 2019

Ilan Danieli
Chief Executive Officer
Precipio, Inc.
4 Science Park
New Haven, Connecticut 06511

       Re: Precipio, Inc.
           Registration Statement of Form S-1
           Filed August 9, 2019
           File No. 333-233175

Dear Mr. Danieli:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Thomas Rose, Esq.